Exhibit 99.1

Alcon

For immediate release

Alcon Will Not Appeal Court’s Decision

        Hünenberg, Switzerland – March 31, 2004 – On March 26, 2004, the Court of Appeals for the Federal Circuit in Washington, D.C. affirmed the District Court’s December 20, 2002 post-trial order overturning a jury’s determination that Nidek was infringing Summit Technology Inc.‘s patents covering broad-beam excimer laser technology.

        Alcon, which acquired Summit Technology Inc. in 2000 and therefore owns the patents, is disappointed with the appellate court’s conclusion, but does not believe the cost of further appeals is warranted.

        In addition, due to advances in technology since the lawsuit began, Alcon believes the outcome of this lawsuit will have little impact on its position in the refractive surgery market or on its financial results.

        Alcon, Inc. (NYSE:ACL) is the world’s leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

        Caution Concerning Forward-Looking Statements: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

_________________

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com